EXHIBIT 12(a)(2) COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES For Year Ended December 31, 1998 (Dollar Amounts in Thousands)

Earnings:
Net Income
   Fixed Charges (see below)
   Income Taxes

   Total Earnings

Fixed Charges:
   Interest on long-term debt
   Other interest
   Estimated interest component of rentals

   Total fixed charges

Ratio of Earnings to Fixed Charges

The Potomac Edison Company $101,482 50,363 54,253 $206,098 $46,010 2,177 2,176 $50,363 4.09